Exhibit 4.3

                 LEVEL 3 COMMUNICATIONS, INC.
              1998 DEFERRED STOCK PURCHASE PLAN
                (EFFECTIVE AS OF JULY 1, 1998)

1.     Purpose.

          The purpose of the Level 3 Communications, Inc. 1998 Deferred Stock Purchase Plan (the "Plan") is (i) to align employee and stockholder long-term interests by creating a direct link between compensation and stockholder return, (ii) to enable employees to develop and maintain a substantial equity ownership position in Level 3 Communications, Inc., and (iii) to provide incentives to such employees to contribute to the success of the business of Level 3 Communications, Inc.

2.     Definitions.

         As used in this Plan, the following words and phrases shall have the meanings indicated:

         "Administrator" shall mean the Compensation Committee or its delegate which administers the Plan in accordance with Article 9.

         "Base Salary" shall mean the base salary payable to a Participant by the Company or a Subsidiary, plus overtime, shift premium and cost-of-living adjustments.

         "Beneficiary" shall mean that person or persons designated by a Participant to receive the Stock distributable from the Participant's Deferral Account and Matching Account in the event of such Participant's death, in accordance with Article 8. Such designation shall be made on a form provided by the Administrator. A Participant may from time to time change his designated Beneficiaries by filing a new designation in writing with the Administrator. A Participant may designate a Beneficiary, or change a prior designation, only in accordance with the beneficiary designation procedures applicable to the Company's Employee Stock Bonus Plan. The Company and the Administrator may rely conclusively upon the Beneficiary designation last filed in accordance with the terms of the Plan. If there is no surviving designated Beneficiary, the Beneficiary shall be deemed to be the Participant's spouse or, if the Participant has no spouse, the Participant's estate.

          "Board" shall mean the Board of Directors of the Company, or the Compensation Committee of the Board, acting pursuant to authority granted by the Board.

          "Bonus" shall mean the annual bonus (but not any signing or hiring bonus) payable to a Participant by the Company or a Subsidiary under any bonus plan or arrangement maintained by the Company or a Subsidiary.

          "Bonus Deferral Agreement" shall mean an agreement entered into between the Company (on behalf of itself and, in the case of any Participant employed by a Subsidiary, on behalf of such Subsidiary) and a Participant to defer from 1% to 7% (in whole number increments as indicated on such Bonus Deferral Agreement) of such Participant's Bonus pursuant to Section 5(b).

          "Change in Control" shall mean a Change in Control, as defined under the Company's 1995 Stock Plan, as amended from time to time.

          "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

          "Commissions" shall mean commission income payable by the Company or a Subsidiary to a Participant.

          "Commission Deferral Agreement" shall mean an agreement entered into between the Company (on behalf of itself and, in the case of any Participant employed by a Subsidiary, on behalf of such Subsidiary) and a Participant to defer from 1% to 7% (in whole number increments as indicated on such Commission Deferral Agreement) of such Participant's Commissions pursuant to Section 5(b).

          "Compensation Committee" shall mean the Compensation Committee of the Board.

          "Company" shall mean Level 3 Communications, Inc., a Delaware corporation, or any successor corporation.

          "Deferral Account" shall mean the bookkeeping account established by the Company for each Participant to reflect Stock Units credited to such Participant which are attributable to his or her Deferral Contributions.

          "Deferral Contribution" shall mean a Participant's deferral of Base Salary, Bonus or Commissions, which is translated into Stock Units and credited to a Participant's Deferral Account in accordance with Section 6(a).

          "Disability" means the Employee has become eligible for benefits under the Company's or a Subsidiary's long-term disability program or the Employee has become permanently unable to perform his duties to the Company in the good faith determination of the Compensation Committee.

          "Effective Date" shall mean July 1, 1998.

          "Employee" shall mean a person who qualifies as an Employee pursuant to the Company's Employee Stock Bonus Plan, as amended from time to time, and who is regularly scheduled to work more than 30 hours per week.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

          "Fair Market Value" of a share of Stock on any given day shall mean: (i) the closing price per share of Stock on the national securities exchange on which the Stock is principally traded, on the next preceding date on which there was a sale of Stock on such exchange, or (ii) if the Stock is not listed or admitted to trading on any such exchange, the last sale price of a share of Stock as reported by the National Association of Securities Dealers Inc. Automated Quotation ("NASDAQ") system on the next preceding date on which such bid and asked prices were reported, or (iii) if the Stock is not then listed on any securities exchange or prices therefor are not then quoted in the NASDAQ system, the value determined by the Compensation Committee in good faith.

          "Matching Account" shall mean the bookkeeping account established by the Company for each Participant to reflect Stock Units credited to each Participant which are attributable to Matching Contributions.

          "Matching Contribution" shall mean Stock Units credited to a Participant's Matching Account from time to time in accordance with Section 6(b).

          "Participant" shall mean an Employee who has properly filed with the Company a Salary Deferral Agreement, a Bonus Deferral Agreement or a Commission Deferral Agreement pursuant to Article 5.

          "Pay Period" shall mean each payroll period of the Company or a Subsidiary, as the case may be.

          "Plan" shall mean this Level 3 Communications, Inc. 1998 Deferred Stock Purchase Plan, as amended from time to time.

          "Purchase Date" shall mean the last day of the Quarter with respect to any Base Salary, a Bonus or Commissions which are deferred pursuant to a Salary, Bonus or Commission Deferral Agreement in effect during such Quarter.

          "Quarter" shall mean a calendar quarter during a Year.

          "Salary Deferral Agreement" shall mean an agreement entered into between the Company (on behalf of itself and, in the case of any Participant employed by a Subsidiary, on behalf of such Subsidiary) and a Participant to defer from 1% to 7% (in whole number increments as indicated on such Salary Deferral Agreement) of such Participant's Base Salary in accordance with
Section 5(a).

          "Stock" shall mean the common shares of the Company, par value $0.01 per share.

          "Stock Units" shall mean units credited to Deferral Accounts and Matching Accounts, rounded to the nearest one one-hundredth of a share, representing a Participant's right to receive one share of Stock for each such whole unit upon satisfaction of the criteria set forth in the Plan.

          "Subsidiary" shall mean any subsidiary of the Company (whether or not a subsidiary at the date the Plan is adopted) other than a subsidiary which is designated by the Compensation Committee or Board as not eligible to participate in the Plan.

          "Vesting Date" shall mean, with respect to Stock Units credited to a Participant's Matching Account, the third anniversary of the Purchase Date relating to such Stock Units.

          "Year" shall mean the calendar year.

3.     No Shares Subject to the Plan.

          No shares of Stock shall be reserved for, or issued under, the Plan. To the extent that shares of Stock are delivered to Participants pursuant to the provisions of this Plan, such shares shall be issued under, and shall be subject to the applicable terms and conditions of, the Company's 1995 Stock Plan, as amended from time to time.

4.     Eligibility.

         (a) Prior to the Effective Date. Any person who is an Employee prior to the Effective Date shall become eligible to participate in the Plan on the Effective Date, provided such person remains an Employee on the Effective Date.

         (b) On or After the Effective Date. On or after the Effective Date, Employees not eligible on the Effective Date pursuant to Section 4(a) shall first become eligible to participate in the Plan at the beginning of the Quarter following such Employee's employment commencement date with the Company or a Subsidiary.

5.     Participation.

          (a) Base Salary Deferrals. An eligible Employee may participate in the Plan with respect to deferrals of Base Salary by filing a Salary Deferral Agreement with the Company. Salary Deferral Agreements may be filed prior to the time an Employee first becomes eligible to participate in the Plan. Except as provided in clause 1, 2, 3 or 4 below, a Salary Deferral Agreement shall be effective as of the first Pay Period ending in the Quarter following the Quarter in which it is filed with the Company. A Salary Deferral Agreement shall remain in effect for each remaining Quarter of the Year for which so filed. However, notwithstanding the above:

     1. Except to the extent provided in clause 4 below, a Participant may amend or revoke a Salary Deferral Agreement by filing a new Salary Deferral Agreement with the Company, or a revocation of the current Salary Deferral Agreement on such form as shall be acceptable to the Administrator, in either case to take effect in the first Pay Period ending in the Quarter following the Quarter in which such document is filed with the Company. A Participant who amends a Salary Deferral Agreement may subsequently further amend such amended Salary Deferral Agreement in accordance with the preceding sentence. A Participant who revokes a Salary Deferral Agreement may subsequently file a new Salary Deferral Agreement with the Company, to take effect in the first Pay Period ending in the Quarter following the Quarter in which such new Salary Deferral Agreement is filed with the Company.

               2. Notwithstanding clause 4 below, an Employee who is eligible to participate in the Plan on the Effective Date may file a Salary Deferral Agreement with the Company no later than July 1, 1998, such Salary Deferral Agreement to take effect for the first Pay Period ending on or after the Effective Date.

               3. Notwithstanding clause 4 below, an Employee who first commences employment following the Effective Date may file a Salary Deferral Agreement with the Company no later than 30 days following such commencement, such Salary Deferral Agreement to take effect for the first Pay Period beginning as soon as practicable after being so filed, but only with respect to Base Salary earned during and following such Pay Period.

               4. A Salary Deferral Agreement, an amendment to a Salary Deferral Agreement or a revocation of a Salary Deferral Agreement must be filed with the Company no later than 30 days prior to the end of the Quarter preceding the Quarter in which it is first effective. Any such document filed later than that time, but otherwise in accordance with this Section 5(a), shall take effect in the first Pay Period ending in the second Quarter following the date of filing.

          (b) Bonus/Commission Deferrals. An eligible Employee may participate in the Plan with respect to deferrals of Bonus and/or Commissions by filing a Bonus Deferral Agreement and/or a Commission Deferral Agreement with the Company. Bonus Deferral Agreements and Commission Deferral Agreements may be filed prior to the time an Employee first becomes eligible to participate in the Plan. A Bonus Deferral Agreement and a Commission Deferral Agreement shall be effective as to any Bonus or Commission, as applicable, payable during the Year following the Year in which it is so filed, and is irrevocable. However, notwithstanding the above:

               1. An Employee who first becomes eligible to participate in the Plan on the Effective Date may file an irrevocable Bonus Deferral Agreement and/or Commission Deferral Agreement with the Company with respect to Bonuses and Commissions attributable to the Year 1998 no later than June 30, 1998, such Agreements to take effect as of July 1, 1998.

     2. An Employee who first becomes eligible to participate in the Plan following the Effective Date may file an irrevocable Bonus Deferral Agreement and/or Commission Deferral Agreement with the Company with respect to Bonuses and Commissions attributable to the Year of such initial eligibility no later than 30 days following commencement of employment, such Agreements to take effect as soon as practicable after being so filed.

               3. The Administrator reserves the right to reject any such Bonus and/or Commission Deferral Agreement to the extent it determines that the amount of the Bonus or Commission to which such Agreement relates is earned or determinable at the time such Agreement otherwise would become effective. Further, except as otherwise provided herein, any such Bonus and/or Commission Deferral Agreement shall be effective only with respect to Commissions or Bonuses paid following the time such Agreement becomes effective, and in the Year following the time such Agreement is filed with the Company.

          (c) Cessation of Participation. A Participant ceases to be a Participant on the date on which Stock attributable to all Stock Units credited to his or her Deferral Account and Matching Account have been completely paid out or forfeited in accordance with Article 8. Notwithstanding any provision of the Plan to the contrary, in the case of a Participant who ceases to be an Employee, but continues to be a common-law employee of the Company or any affiliate, for so long as he or she is not an Employee (i) such person shall not have the right to elect to make deferrals of Salary, Bonus and/or Commissions under the Plan, and (ii) any Salary, Bonus and/or Commission Deferral Agreement in effect at the time such person ceases to be an Employee shall become null and void and of no effect.

6.  Crediting to Accounts.

          (a) Deferral Accounts. On each Purchase Date, the Company shall credit each Participant's Deferral Account with a number of Stock Units equal to (i) the amount of such Participant's deferral attributable to such Purchase Date pursuant to his or her Salary, Bonus or Commission Deferral Agreement, as applicable, divided by (ii) the average Fair Market Value of a share of Stock which is determined over the number of trading days arising during the Quarter ending coincident with the last trading day of the Quarter.

          (b) Matching Accounts. On each Purchase Date, the Company shall credit each Participant's Matching Account with that number of Stock Units credited on such Purchase Date to the Participant's Deferral Account.

          (c) Dividends. No adjustment shall be made to Stock Units credited to Deferral Accounts or Matching Accounts on account of cash dividends paid on Stock.

          (d) Effect of Payments. The amount of Stock Units credited to a Participant's Deferral Account and Matching Account shall be reduced by the number of shares of Stock distributed to the Participant or his Beneficiary (including any Stock Units canceled by the Company in accordance with Section 8(f)) or, in the case of a Matching Account, forfeited in accordance with
Section 8(d).

          (e) Effect of Certain Changes. In the event of any extraordinary dividend, share dividend, recapitalization, merger, consolidation, share split, warrant or rights issuance, or combination or exchange of the Stock, or other similar transactions, the number of Stock Units credited to each Participant's Deferral Account and Matching Account shall be equitably adjusted by the Administrator (which for this purpose shall be the Compensation Committee), in its discretion, to reflect such event, and such Administrator may make such other adjustments to the terms of outstanding Stock Units as it may deem equitable under the circumstances.

7.     Vesting.

          (a) Deferral Accounts. A Participant shall at all times be fully vested in the Stock Units credited to his or her Deferral Account.

          (b)  Matching Accounts.	Except as specifically noted below in
this Section 7(b), a Participant shall vest in any particular Stock Units credited to his or her Matching Account on the Vesting Date applicable to such Stock Units.

          In addition, notwithstanding the general vesting provisions stated above, a Participant shall become fully vested in all Stock Units credited to his or her Matching Account upon the occurrence of any of the following:

                    (i) the death or Disability of a Participant while still employed with the Company or a Subsidiary;

                    (ii) the termination of a Participant's employment with the Company or a Subsidiary after attaining age 62;

                    (iii)  a Change in Control; or

                    (iv)  any other date selected by the Compensation
Committee.

          For purposes of the above conditions (i) through (iv), the term "Subsidiary" shall include subsidiaries of the Company which do not participate in the Plan.

8.     Payment of Accounts; Forfeitures

          (a) Matching Account Payments. On, or as soon as practicable after, any Stock Units credited to a Participant's Matching Account become vested in accordance with Section 7(b), the Company shall issue to the Participant or his or her Beneficiary, as applicable, that number of shares of Stock equal to the whole Stock Units which become so vested.

          (b) Deferral Account Payments. At the same time as shares of Stock attributable to a Participant's Matching Account are issued to the Participant or his or her Beneficiary, as applicable, in accordance with
Section 8(a), the Company shall issue to such person that number of shares of Stock equal to the whole Stock Units that were credited to the Participant's Deferral Account on the Purchase Dates with respect to the Stock Units to which the Matching Account distribution relates. Additionally, at the time, or as soon as practicable after, Stock Units credited to a Participant's Matching Account are forfeited in accordance with Section 8(d), the Company shall issue to the Participant that number of shares of Stock equal to the whole Stock Units then credited to the Participant's Deferral Account.

          (c) Fractional Stock Units. No distributions shall be made with respect to fractional Stock Units credited to any Deferral Account or Matching Account. Following the distribution of Stock to a Participant representing all whole Stock Units then credited to his or her Deferral Account and Matching Account, any remaining fractional Stock Units shall be credited towards the payment of any applicable Federal withholding taxes that may be owed with respect to such distribution.

          (d) Forfeitures of Matching Account Stock Units. If a Participant's employment with the Company and all Subsidiaries (including, for this purpose, subsidiaries of the Company which do not participate in the
Plan) terminates in a manner which does not result in accelerated vesting of the Stock Units credited to the Participant's Matching Account in accordance with Section 7(b), any unvested whole and fractional Stock Units in such Matching Account shall be forfeited.

          (e) Effect of Denial of Tax Treatment. Employee deferrals and Company matches under the Plan are intended to be taxable to Participants no earlier than the time that Stock attributable to such deferrals and matches is distributed. If, in the sole determination of the Administrator (which for this purpose shall be the Compensation Committee), taxation of any such amount to Participants is accelerated to any earlier time, the Compensation Committee shall cause that number of vested shares of Stock to be distributed to Participants equal to the number of shares with respect to which the income is accelerated.

          (f) Withholding. Stock distributed pursuant to the Plan shall be subject to all applicable Federal, state and local income taxes and withholding. Such withholding generally shall be satisfied by the cancellation of Stock Units, including any fractional Stock Units. However, the Administrator may, in its discretion, allow Participants to instead satisfy any withholding obligation by remitting to the Company the amount of any required withholding in cash.

          (g) Discharge of Obligations. Any payment made to a Participant or his Beneficiary pursuant to the Plan (including any cancellation of Stock Units pursuant to Section 8(f)) shall constitute a complete discharge of the obligations of the Company and the Subsidiaries with respect thereto.

9.     Administration.

          The Plan shall be administered by the Administrator. The Administrator shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, to interpret the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to make eligibility determinations; to determine the terms and provisions of the Salary, Bonus and Commission Deferral Agreements; to make determinations with respect to Federal, state and local income tax withholding; and to make all other determinations deemed necessary or advisable for the administration of the Plan. All decisions, determinations and interpretations of the Administrator shall be final and binding on all persons, including the Company, the Participants (and any person claiming any rights under the Plan from or through any Participant) and any stockholder. No member of the Board or Compensation Committee or other Administrator shall be liable for any action taken or determination made in good faith with respect to the Plan or any grant hereunder. The Company shall indemnify and save harmless the Administrator and the members thereof (if a committee) and its officers, employees and directors against all expenses and liabilities arising out of any of their actions in administering the Plan.

10.     Amendment and Termination of the Plan.

          The Board, the Executive Committee of the Board or the Compensation Committee, at any time and from time to time, may amend, suspend or terminate the Plan without the approval of the Participants, the Company's shareholders or any other person or entity. Notwithstanding the above, no action taken shall adversely affect the rights of any Participant (or any person claiming any rights under the Plan from or through any Participant) with respect to payment of amounts attributable to Stock Units credited to such Participant's Deferral Account and Matching Account at the time such action is taken, unless the Participant (or such other person) otherwise consents thereto.
The Plan has no fixed termination date.

11.     General Provisions.

          (a) No Rights as a Stockholder. Neither a Participant (nor any person claiming any rights under the Plan from or through any Participant) shall have any rights as a stockholder with respect to any shares of Stock until the date of the issuance of a share certificate to him or her for such shares.

          (b) No Rights to Employment. Nothing in the Plan or in any Salary, Bonus or Commission Deferral Agreement shall confer upon any Participant the right to continue in the employ of the Company or any Subsidiary or affiliate, or to be entitled to any remuneration or benefits not set forth in the Plan or to interfere with, or limit in any way, the right of the Company or any Subsidiary or affiliate to terminate such Participant's employment.

          (c) Governing Law. The Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the state of Colorado without giving effect to the choice of law principles thereof.

          (d) Section 16 of the Exchange Act. Transactions under this Plan are intended to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3(b)(5). Any provisions inconsistent with such provisions shall be inoperative and shall not affect the validity of the Plan.

          (e)  Restrictions.	A Participant's rights under the Plan may not
be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of (except by will or the applicable laws of descent and distribution) prior to the distribution of Stock to the Participant or his or her Beneficiary. Any attempt to dispose of any such rights in contravention of such restrictions shall be null and void and without effect.

          (f) Unfunded Status of the Plan. The undertaking to pay any benefits hereunder shall be an unfunded obligation payable solely from the general assets of the Company and subject to the claims of the Company's creditors. The Stock Units and Deferral and Matching Accounts shall be maintained as a book reserve account solely for accounting purposes. The Administrator reserves the right to take any and all reasonable steps to provide for the payment of all or part of the benefits payable under this Plan to the greatest extent possible without compromising the unfunded status of the Plan, including, without limitation, the delivery of shares of Stock to a grantor trust (within the meaning of Section 671 of the Code) to facilitate the delivery of such shares to Participants in satisfaction of the Company's obligations under this Plan.

          (g) Payments to Minors or Incompetents. If the Administrator determines that any person to whom a payment is due hereunder is a minor or incompetent by reason of physical or mental disability, the Administrator shall have the power to cause the payments then due to such person to be made to another for the benefit of the minor or incompetent, without responsibility of the Company or the Administrator to see to the application of such payment, unless claim prior to such payment is made therefor by a duly appointed legal representative. Payments made pursuant to such power shall operate as a complete discharge of the Company and the Administrator.

          (h) Right of Offset. The Company shall have the right to retain or to use any amounts payable under the Plan to satisfy or otherwise offset amounts the Participant owes to the Company or any Subsidiary (including for this purpose any subsidiary of the Company which does not participate in the
Plan).



As adopted by the Board of Directors
of Level 3 Communications, Inc.
as of June 15, 1998.



By: /s/ Matthew J. Johnson
    Vice President and Assistant Secretary